Mail Stop 3561

December 19, 2008

Mr. Rysavy
Chief Executive Officer
Gaiam, Inc.
833 W. South Boulder Road
Louisville, Colorado 80027-2452

> RE: Gaiam, Inc.
>   Form 10-K for the fiscal year ended December 31, 2007
>
>   **File No. 000-27517**

Dear Mr. Rysavy:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jirka Rysavy
Gaiam, Inc.
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Balance Sheets, page 30

1. In future filings, please revise to separately disclose goodwill on your consolidated balance sheet as of each period presented. Refer to the guidance outlined in paragraph 43 of SFAS No.142.

Mergers and Acquisitions, page 41

2. Reference is made to your fourth paragraph on page 42. Please explain to us how you accounted for the Share Exchange Agreement transaction between Cinema Circle, and Spiritual Cinema in your financial statements. Please consider providing journal entries to facilitate your accounting explanation. As part of your response, please explain how the equity interest and net assets received by Spiritual Cinema were valued. Additionally, tell us if any gains or losses were recognized in this transaction and provide us with the related computations, as applicable and the basis for your accounting treatment. Finally, please explain to us how the $6.9 million cost associated with your 85% ownership in Spiritual Cinema was determined. We may have further comments upon receipt of your response.

3. We note from your disclosure on page 43 that in connection with your acquisitions during 2007 the majority or approximately eighty percent of the acquisition cost was recognized as goodwill. We also note that this continued to hold true for your business acquisitions during 2008 through the interim period ended September 30, 2008. Considering the significance of the respective goodwill recognized in proportion to the total costs of the aforementioned acquisitions, please explain and disclose in the notes to your financial statements in future filings the primary reasons for the acquisitions during 2007 and 2008 and the factors that contributed to purchase prices that resulted in recognition of goodwill. Additionally, tell us how you considered paragraph 37, 39 and A14 of SFAS No. 141, before assigning the majority of the total acquisition cost to goodwill.

Note 10. Shareholders' Equity

4. We note from the disclosures provided in Note 10 and elsewhere in the Company's financial statements that the Company issued shares of its Class A common stock in connection with various acquisition transactions during the periods presented in the Company's financial statements. In future filings, please revise to disclose how you valued the shares issued in connection with your various acquisition transactions. Refer to the disclosure requirements outlined in

paragraph 51d of SFAS No.141. Similar disclosures should also be included in the notes to the interim financial statements included in your Quarterly Reports on Form 10-Q.

5. We note the disclosure indicating that in February 2007, the Company entered into a stock repurchase agreement with Revolution Living and Alps, under which the Company repurchased 2.5 million of its Class A common stock from Revolution Living for $13.14 per share or approximately $32.8 million in cash. We also note that in connection with this agreement, Jirka Rysavy, the Company's chairman and principal or controlling shareholder, primarily through his ownership of the Company's Class B shares, purchased for $7.2 million Revolution Living's option to acquire approximately 2.3 million of his Gaiam shares at $10 per share. We also note that the repurchase price was calculated as the spread between the negotiated share price for the Company's purchase of shares from Revolution Living of $13.14 per share and the $10 option exercise price.

In this regard, please tell us when the option of acquire 2.3 million of Jirka Rysavy's shares was originally granted to Revolution Living and the accounting treatment used by the Company in connection with the original grant of this option. Your response should also explain the basis or rationale for the treatment used for the option in the Company's financial statements. Refer to the guidance outlined in SAB Topic 5:T.

Furthermore, please explain why Mr. Rysavy agreed to repurchase this option from Revolution Living in connection with the stock purchase agreement between the Company and Revolution Living, and explain what if any accounting treatment was used in the Company's financial statements for the repurchase of the option, as well as the Company's basis or rationale for the treatment used. We may have further comment upon receipt of your response.

Form 10-Q for the quarterly period ended March 31, 2008

Note 9 . Mergers and Acquisitions, page 9

6. We note from your disclosure that as additional contingent consideration for the Carlson Solar acquisition, you granted warrants to purchase 30,000 shares of Real Goods Solar's Class A common stock at an exercise price of $3.20 per share. In this regard, please provide us with and disclose the value assigned to the warrants. Additionally, please provide us with and disclose your method and assumption(s) used in determining the value of the warrants. Also, provide us with and disclose your accounting as it relates to this contingent consideration transaction, supported with the applicable accounting literature. If the value assigned to the warrants have been included as part of the purchase price, tell us your rationale for the treatment used.

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 6

7. Please tell us why you have presented the $31.4 million gain on issuance of subsidiary stock on a net tax basis in your statement of cash flows rather than on a gross basis. Also, explain why this presentation is inconsistent with that in your Form 10-Q for the quarterly period ended June 30, 2008.

Note 4. Impairment of Assets, page 8

8. We note from your disclosure that you impaired a portion of media libraries, LIME goodwill and other intangibles, tangible assets related to web site development, and related assets during the nine months ended September 30, 2008. In this regard, please tell us and revise future filings to disclose the amount of impairment assigned to each category of impaired assets. We also note that you estimated the fair value of these assets groups using "various valuation techniques," but do not disclose the specific nature or types of valuation techniques used for each category of assets. Rather you disclose the sources used to come up with your assumptions that feed the valuation models. In this regard, please tell us and revise future filings to disclose the method(s) of determining the fair-value of each category of impaired assets (whether based on quoted market prices, prices of comparable business, present value or other specific valuation techniques, or a combination thereof). If you use a combination of valuation techniques for a specific asset, asset group or reporting unit, disclose the weight assigned to each valuation technique and your basis for your conclusion. See paragraphs 46 and 47 of SFAS No. 142 and paragraph 26 of SFAS No. 144 for guidance.

9. Please tell us and revise the notes to your financial statements in future filings to explain the nature and amounts of the costs other than asset impairment charges of $11.9 million that have been included in "other general income and expense" in your consolidated statement of operations for the three months ended September 30, 2008.

Note 5. Shareholder's equity, page 8

10. For each transaction where your subsidiary, Real Goods, issued stock, please tell us and revise future filings to disclose the following as of the date of each transaction:

- the price per share of the Real Goods stock issued in each transaction, the nature of the consideration received in exchange for the shares and how the consideration received was objectively determined;
- If non-cash consideration was received in the exchange, please explain how the consideration received was valued; and
- the percentage ownership of the parent both before and after each transaction

See Question 6 of SAB Topic 5:H for guidance

11. We note from your disclosure that the remaining net gain resulting from other Real Goods non-stock related equity transactions were recorded as an increase to additional paid-in capital. In this regard, please tell us and revise future filings to disclose the nature and terms of these transactions and explain to us your basis or rationale for this accounting treatment.

Goodwill and Intangibles

12. In light of the fact that there has been significant changes in the "Media library" and "Goodwill and other intangible" balance between December 31, 2007 and September 30, 2008, please provide us with and revise future filings to include the disclosures outlined in paragraph 45 of SFAS No. 142.

Note 10. Mergers and Acquisitions, page 10

13. Please provide in future filings the disclosures required by paragraph 58(b) of SFAS No. 141 or alternatively, explain why you do not believe they are required.

Jirka Rysavy
Gaiam, Inc.
Page 6

Note 12. Subsequent Events, page 11

14. We note from your disclosure that effective October 1, 2008 your subsidiary Real
Goods issued Class A common stock in connection with the acquisition of Regrid
Power. In this regard, please revise future filings to include in your MD&A the
impact that the aforementioned transaction is expected to have on your statement
of operations and the likelihood of similar transactions occurring in the future.
See Question 6 of SAB Topic 5:H for guidance.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Vilia Valentine, Chief Financial Officer
                (303) 222-3609